UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

CIG WIRELESS CORP.
(Name of Issuer)
Common Stock, $0.00001 par value per share
(Title of Class of Securities)
12551W107
(CUSIP Number)
Paul McGinn c/o CIG Wireless Corp. 11120 South Crown Way, Suite 1 Wellington, FL 33414 Tel. No.: (678) 332-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

— with a copy to — Matthew H. Lubart, Esq. Fox Rothschild LLP 997 Lenox Drive, Building 3 Lawrenceville, NJ 08648 Tel. No.: (609) 896-3600

May 15, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [    ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12551W107
1.	Names of Reporting Persons.
	Paul McGinn
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
		(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 0%

14. Type of Reporting Person (See Instructions): IN

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the prior statement on Schedule 13D, as amended (the “Statement”) as filed by Paul McGinn related to the common stock, $0.00001 par value per share, of CIG Wireless Corp., a Nevada corporation (the “Issuer”). All capitalized terms contained herein that are not defined shall have the meanings ascribed to such terms in the Statement. This Amendment No. 4 is the final amendment to the Statement and is an exit filing for Mr. McGinn.

ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this Amendment No. 4 relates is the common stock, par value $0.00001 per share (the “Common Stock”) of:

CIG Wireless Corp.

11120 South Crown Way, Suite 1

Wellington, FL 33414

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

On March 20, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vertical Bridge Acquisitions, LLC, a Delaware limited liability company (“Parent”) and Vertical Steel Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

On May 15, 2015, the transactions contemplated by the Merger Agreement (the “Merger Transactions”) were consummated. As a result, all shares of preferred stock and Common Stock of the Issuer were cancelled pursuant to the terms of the Merger Agreement, and the Issuer is now a wholly-owned subsidiary of Parent.

A summary of the Merger Agreement and certain Merger Agreement Amendments (as defined in Item 6) that were entered into prior to the consummation of the Merger Transactions is set forth in Item 6 below, which description is incorporated herein by reference and qualified in its entirety by the full text of such documents as set forth in Exhibits 99.1, 99.2 and 99.3, which are also incorporated by reference into this Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and supplemented by adding the following:

As a result of the events described in Item 4 (which Item 4 is incorporated herein by reference), Mr. McGinn no longer owns any shares of Common Stock of the Issuer. Therefore, Mr. McGinn ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. Consequently, this Amendment No. 4 constitutes an exit filing for Mr. McGinn.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 20, 2015, the Issuer entered into the Merger Agreement with Parent and Merger Sub. On March 26 and May 1, 2015, respectively, the Issuer, Parent and Merger Sub entered into the First Amendment to Agreement and Plan of Merger (the “First Merger Agreement Amendment”) and the Second Amendment to Agreement and Plan of Merger (the “Second Merger Agreement Amendment” and, together with the First Merger Agreement Amendment, the “Merger Agreement Amendments”).

As a result of the Second Merger Agreement Amendment, the aggregate amount estimated to be paid by Parent in connection with the closing of the Merger Transactions, including the repayment of the outstanding indebtedness of the Issuer and certain other post-closing payments, increased as previously reported in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on May 6, 2015, which is incorporated by reference into this Schedule 13D.

In addition, pursuant to the Second Merger Agreement Amendment, the period through which the Issuer was entitled to negotiate with certain third parties who submitted an alternative acquisition proposal during the “go-shop” period occurred upon the execution thereof on May 1, 2015 and the termination rights of the Issuer and its key investors related to the acceptance of an alternative acquisition proposal which could reasonably be expected to lead to a transaction more favorable than the transactions contemplated by the Merger Agreement were eliminated. Certain advance notice requirements related to the closing of the Merger Transactions were also shortened by the Second Merger Agreement Amendment from four business days to two business days.

The foregoing definitions and descriptions of the Merger Agreement and the Merger Agreement Amendments described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety by the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the Merger Agreement and the Merger Agreement Amendments are attached as Exhibits 99.1, 99.2 and 99.3, respectively, to this Statement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement and Plan of Merger, dated as of March 20, 2015, among CIG Wireless Corp., Vertical Bridge Acquisitions, LLC and Vertical Steel Merger Sub Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 23, 2015.

Exhibit 99.2	First Amendment to Agreement and Plan of Merger, dated as of March 26, 2015, among CIG Wireless Corp., Vertical Bridge Acquisitions, LLC and Vertical Steel Merger Sub Inc., incorporated by reference to Annex B to the Definitive Information Statement on Schedule 14C filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on April 16, 2015.

Exhibit 99.3	Second Amendment to Agreement and Plan of Merger, dated as of May 1, 2015, among CIG Wireless Corp., Vertical Bridge Acquisitions, LLC and Vertical Steel Merger Sub Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the Securities and Exchange Commission on May 6, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2015

/s/ Paul McGinn
Paul McGinn

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).